UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: June, 2026
Commission File Number: 001-37959

trivago N.V.
(Exact Name of Registrant as Specified in Its Charter)

Kesselstraße 5 - 7
40221 Düsseldorf
Federal Republic of Germany
+49 211 54065110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Explanatory Note
On Friday, June 26, 2026, trivago N.V. held its Annual General Meeting of Shareholders (the "AGM").  A copy of the voting results of the AGM is furnished as Exhibit 99.1 hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

trivago N.V.

Date: June 29, 2026	By:	/s/ Wolf Schmuhl
Dr. Wolf Schmuhl
(Chief Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	2026 AGM Results.